The Manager
Company Announcements Office
Primary Markets Division
London Stock Exchange Tower
Old Broad Street
London EC2N 1HP


28 October 1999


Dear Sirs,

REUTERS GROUP PLC AVS SECURITY NUMBER - 954905

I enclose notification of share purchases by Directors of Reuters Group PLC and on behalf of certain Directors by the Bank of Scotland, as Manager of their Reuters Corporate Personal Equity Plans (PEPs).

o  Peter James Denton Job
o  Jean-Claude Marchand
o  John Michael Coldwell Parcell
o  Robert Oscar Rowley
o  David Granger Ure
o  Andre-Francois Helier Villeneuve

If there are any queries, please contact Janice Buswell, Group Regulatory
Adviser.

Yours faithfully,





JANICE BUSWELL
GROUP REGULATORY ADVISER

Enc

cc   Chairman                      AFHV
     PJ                            G Wicks
     ROR                           RES Martin
     J-CM                          N Gardner
     DGU                           B Pringle (Hoare Govett)
     JCP

--------------
AVS No. 175385             The London Stock Exchange                    Ref: New
--------------             Primary Markets
                           Old Broad Street, London EC2N 1HP
                           Telephone 0171-797-3850 STX 33850

               PLEASE ENSURE THE ENTRIES ON THIS RETURN ARE TYPED
  Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange requirements

--------------------------------------------------------------------------------
                              DEALINGS BY DIRECTORS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1)   NAME OF COMPANY

     Reuters Group PLC
--------------------------------------------------------------------------------
2)   NAME OF DIRECTOR

     John Michael Coldwell Parcell
--------------------------------------------------------------------------------
3) Please state whether notification indicates that it is in respect of holding of the Director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

     Director
--------------------------------------------------------------------------------
4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

     John Michael Coldwell Parcell
--------------------------------------------------------------------------------
5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

     N/A
--------------------------------------------------------------------------------
6) Please state the nature of the transaction and the nature and extent of the directors interest in the transaction

     Purchase of Shares
--------------------------------------------------------------------------------
7)   Number of shares/amount of stock             8)   (    .      %)
     acquired                                          Less than 1%
     6,000 shares                                      of issued Class
--------------------------------------------------------------------------------
9)   Number of shares/amount                      10)  (    .      %)
     of stock disposed                                 of issued Class

--------------------------------------------------------------------------------
11)  Class of security                            12)  Price per share

     Ordinary Shares                                   (pound)5.51
--------------------------------------------------------------------------------
13)  Date of transaction                          14)  Date company informed

     28 October 1999                                   28 October 1999
--------------------------------------------------------------------------------
15)  Total holding following this notification

     66,000 Ordinary Shares
--------------------------------------------------------------------------------
16) Total percentage holding of issued class following this notification

     Less than 1%
--------------------------------------------------------------------------------

IF A DIRECTOR HAS BEEN GRANTED LTIP AWARDS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

--------------------------------------------------------------------------------
17)  Date of grant

--------------------------------------------------------------------------------
18)  Period during which or date on which exercisable

--------------------------------------------------------------------------------
19)  Total amount paid (if any) for grant of the option

--------------------------------------------------------------------------------
20)  Description of shares or debentures involved:
     class, number

--------------------------------------------------------------------------------
21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

--------------------------------------------------------------------------------
22) Total number of shares or debentures over which options held following this notification

--------------------------------------------------------------------------------
23)  Any additional information

--------------------------------------------------------------------------------
24)  Name of contact and telephone number for queries

     Ms J. M. Buswell (0171) 542 8187
--------------------------------------------------------------------------------
25) Name and signature of authorised company official responsible for making this notification

     Date of Notification...28 October........1999.....
--------------------------------------------------------------------------------


     Group Regulatory Adviser
--------------------------------------------------------------------------------


 International Stock Exchange of the United Kingdom and the Republic of Ireland
          Ltd. Registered Office: The Stock Exchange, London, EC2N 1HP

--------------
AVS No. 175385             The London Stock Exchange                    Ref: New
--------------             Primary Markets
                           Old Broad Street, London EC2N 1HP
                           Telephone 0171-797-3850 STX 33850

               PLEASE ENSURE THE ENTRIES ON THIS RETURN ARE TYPED
  Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange requirements

--------------------------------------------------------------------------------
                              DEALINGS BY DIRECTORS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1)   NAME OF COMPANY

     Reuters Group PLC
--------------------------------------------------------------------------------
2)   NAME OF DIRECTOR

     Jean-Claude Marchand
--------------------------------------------------------------------------------
3) Please state whether notification indicates that it is in respect of holding of the Director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

     Director
--------------------------------------------------------------------------------
4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

     Jean-Claude Marchand
--------------------------------------------------------------------------------
5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

     N/A
--------------------------------------------------------------------------------
6) Please state the nature of the transaction and the nature and extent of the directors interest in the transaction

     Purchase of Shares
--------------------------------------------------------------------------------
7)   Number of shares/amount of stock             8)   (    .      %)
     acquired                                          Less than 1%
     1,802 shares                                      of issued Class
--------------------------------------------------------------------------------
9)   Number of shares/amount                      10)  (    .      %)
     of stock disposed                                 of issued Class

--------------------------------------------------------------------------------
11)  Class of security                            12)  Price per share

     Ordinary Shares                                   (pound)5.51
--------------------------------------------------------------------------------
13)  Date of transaction                          14)  Date company informed

     28 October 1999                                   28 October 1999
--------------------------------------------------------------------------------
15)  Total holding following this notification

     65,425 Ordinary Shares
--------------------------------------------------------------------------------
16) Total percentage holding of issued class following this notification

     Less than 1%
--------------------------------------------------------------------------------

IF A DIRECTOR HAS BEEN GRANTED LTIP AWARDS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

--------------------------------------------------------------------------------
17)  Date of grant

--------------------------------------------------------------------------------
18)  Period during which or date on which exercisable

--------------------------------------------------------------------------------
19)  Total amount paid (if any) for grant of the option

--------------------------------------------------------------------------------
20)  Description of shares or debentures involved:
     class, number

--------------------------------------------------------------------------------
21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

--------------------------------------------------------------------------------
22) Total number of shares or debentures over which options held following this notification

--------------------------------------------------------------------------------
23)  Any additional information

--------------------------------------------------------------------------------
24)  Name of contact and telephone number for queries

     Ms J. M. Buswell (0171) 542 8187
--------------------------------------------------------------------------------
25) Name and signature of authorised company official responsible for making this notification

     Date of Notification...28 October........1999.....
--------------------------------------------------------------------------------


     Group Regulatory Adviser
--------------------------------------------------------------------------------


 International Stock Exchange of the United Kingdom and the Republic of Ireland
          Ltd. Registered Office: The Stock Exchange, London, EC2N 1HP

--------------
AVS No. 175385             The London Stock Exchange                    Ref: New
--------------             Primary Markets
                           Old Broad Street, London EC2N 1HP
                           Telephone 0171-797-3850 STX 33850

               PLEASE ENSURE THE ENTRIES ON THIS RETURN ARE TYPED
  Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange requirements

--------------------------------------------------------------------------------
                              DEALINGS BY DIRECTORS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1)   NAME OF COMPANY

     Reuters Group PLC
--------------------------------------------------------------------------------
2)   NAME OF DIRECTOR

     Robert Oscar Rowley
--------------------------------------------------------------------------------
3) Please state whether notification indicates that it is in respect of holding of the Director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

     Director
--------------------------------------------------------------------------------
4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

     (a) Robert Oscar Rowley
     (b) Bank of Scotland PEP
--------------------------------------------------------------------------------
5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

     N/A
--------------------------------------------------------------------------------
6) Please state the nature of the transaction and the nature and extent of the directors interest in the transaction

     (a) Purchase of Shares
     (b) Transaction by Corporate PEP
--------------------------------------------------------------------------------
7)   Number of shares/amount of stock             8)   (    .      %)
     acquired                                          Less than 1%
     (a) 10,000 shares                                 of issued Class
     (b) One Share
--------------------------------------------------------------------------------
9)   Number of shares/amount                      10)  (    .      %)
     of stock disposed                                 of issued Class
     N/A
--------------------------------------------------------------------------------
11)  Class of security                            12)  Price per share

     (a) and (b) Ordinary Shares                       (a) (pound)5.51
                                                       (b) (pound)5.68
--------------------------------------------------------------------------------
13)  Date of transaction                          14)  Date company informed

     (a) 28 October 1999                               (a) 28 October 1999
     (b) 21 October 1999                               (a) 25 October 1999
--------------------------------------------------------------------------------
15)  Total holding following this notification
     176,867 Ordinary Shares
     Plus 5,606 shares non beneficially owned
--------------------------------------------------------------------------------
16) Total percentage holding of issued class following this notification

     Less than 1%
--------------------------------------------------------------------------------

IF A DIRECTOR HAS BEEN GRANTED LTIP AWARDS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

--------------------------------------------------------------------------------
17)  Date of grant

--------------------------------------------------------------------------------
18)  Period during which or date on which exercisable

--------------------------------------------------------------------------------
19)  Total amount paid (if any) for grant of the option

--------------------------------------------------------------------------------
20)  Description of shares or debentures involved:
     class, number

--------------------------------------------------------------------------------
21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

--------------------------------------------------------------------------------
22) Total number of shares or debentures over which options held following this notification

--------------------------------------------------------------------------------
23)  Any additional information

--------------------------------------------------------------------------------
24)  Name of contact and telephone number for queries

     Ms J. M. Buswell (0171) 542 8187
--------------------------------------------------------------------------------
25) Name and signature of authorised company official responsible for making this notification

     Date of Notification...28 October........1999.....
--------------------------------------------------------------------------------


     Group Regulatory Adviser
--------------------------------------------------------------------------------


 International Stock Exchange of the United Kingdom and the Republic of Ireland
          Ltd. Registered Office: The Stock Exchange, London, EC2N 1HP

--------------
AVS No. 175385             The London Stock Exchange                    Ref: New
--------------             Primary Markets
                           Old Broad Street, London EC2N 1HP
                           Telephone 0171-797-3850 STX 33850

               PLEASE ENSURE THE ENTRIES ON THIS RETURN ARE TYPED
  Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange requirements

--------------------------------------------------------------------------------
                              DEALINGS BY DIRECTORS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1)   NAME OF COMPANY

     Reuters Group PLC
--------------------------------------------------------------------------------
2)   NAME OF DIRECTOR

     David Granger Ure
--------------------------------------------------------------------------------
3) Please state whether notification indicates that it is in respect of holding of the Director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

     Director
--------------------------------------------------------------------------------
4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

     David Granger Ure
--------------------------------------------------------------------------------
5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

     N/A
--------------------------------------------------------------------------------
6) Please state the nature of the transaction and the nature and extent of the directors interest in the transaction

     Purchase of Shares
--------------------------------------------------------------------------------
7)   Number of shares/amount of stock             8)   (    .      %)
     acquired                                          Less than 1%
     2,000 shares                                      of issued Class
--------------------------------------------------------------------------------
9)   Number of shares/amount                      10)  (    .      %)
     of stock disposed                                 of issued Class
     N/A
--------------------------------------------------------------------------------
11)  Class of security                            12)  Price per share

     Ordinary Shares                                   (pound)5.51
--------------------------------------------------------------------------------
13)  Date of transaction                          14)  Date company informed

     28 October 1999                                   28 October 1999
--------------------------------------------------------------------------------
15)  Total holding following this notification

     346,099 Ordinary Shares
--------------------------------------------------------------------------------
16) Total percentage holding of issued class following this notification

     Less than 1%
--------------------------------------------------------------------------------

IF A DIRECTOR HAS BEEN GRANTED LTIP AWARDS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

--------------------------------------------------------------------------------
17)  Date of grant

--------------------------------------------------------------------------------
18)  Period during which or date on which exercisable

--------------------------------------------------------------------------------
19)  Total amount paid (if any) for grant of the option

--------------------------------------------------------------------------------
20)  Description of shares or debentures involved:
     class, number

--------------------------------------------------------------------------------
21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

--------------------------------------------------------------------------------
22) Total number of shares or debentures over which options held following this notification

--------------------------------------------------------------------------------
23)  Any additional information

--------------------------------------------------------------------------------
24)  Name of contact and telephone number for queries

     Ms J. M. Buswell (0171) 542 8187
--------------------------------------------------------------------------------
25) Name and signature of authorised company official responsible for making this notification

     Date of Notification...28 October........1999.....
--------------------------------------------------------------------------------


     Group Regulatory Adviser
--------------------------------------------------------------------------------


 International Stock Exchange of the United Kingdom and the Republic of Ireland
          Ltd. Registered Office: The Stock Exchange, London, EC2N 1HP

--------------
AVS No. 175385             The London Stock Exchange                    Ref: New
--------------             Primary Markets
                           Old Broad Street, London EC2N 1HP
                           Telephone 0171-797-3850 STX 33850

               PLEASE ENSURE THE ENTRIES ON THIS RETURN ARE TYPED
  Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange requirements

--------------------------------------------------------------------------------
                              DEALINGS BY DIRECTORS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1)   NAME OF COMPANY

     Reuters Group PLC
--------------------------------------------------------------------------------
2)   NAME OF DIRECTOR

     Andre-Francois Helier Villeneuve
--------------------------------------------------------------------------------
3) Please state whether notification indicates that it is in respect of holding of the Director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

     Director
--------------------------------------------------------------------------------
4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

     Andre-Francois Helier Villeneuve
--------------------------------------------------------------------------------
5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

     N/A
--------------------------------------------------------------------------------
6) Please state the nature of the transaction and the nature and extent of the directors interest in the transaction

     (a) Purchase of Shares
     (b) Transaction by Corporate PEP
--------------------------------------------------------------------------------
7)   Number of shares/amount of stock             8)   (    .      %)
     acquired                                          Less than 1%
     (a) 2703 Shares                                   of issued Class
     (b) One Share
--------------------------------------------------------------------------------
9)   Number of shares/amount                      10)  (    .      %)
     of stock disposed                                 of issued Class
     N/A
--------------------------------------------------------------------------------
11)  Class of security                            12)  Price per share

     (a) and (b) Ordinary Shares                       (a) (pound)5.51
                                                       (b) (pound)5.68
--------------------------------------------------------------------------------
13)  Date of transaction                          14)  Date company informed
     (a) 28 October 1999                               (a) 28 October 1999
     (b) 21 October 1999                               (b) 25 October 1999
--------------------------------------------------------------------------------
15)  Total holding following this notification

     49,343 Ordinary Shares
     Plus 32,988 shares non-beneficially owned
--------------------------------------------------------------------------------
16) Total percentage holding of issued class following this notification

     Less than 1%
--------------------------------------------------------------------------------

IF A DIRECTOR HAS BEEN GRANTED LTIP AWARDS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

--------------------------------------------------------------------------------
17)  Date of grant

--------------------------------------------------------------------------------
18)  Period during which or date on which exercisable

--------------------------------------------------------------------------------
19)  Total amount paid (if any) for grant of the option

--------------------------------------------------------------------------------
20)  Description of shares or debentures involved:
     class, number

--------------------------------------------------------------------------------
21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

--------------------------------------------------------------------------------
22) Total number of shares or debentures over which options held following this notification

--------------------------------------------------------------------------------
23)  Any additional information

--------------------------------------------------------------------------------
24)  Name of contact and telephone number for queries

     Ms J. M. Buswell (0171) 542 8187
--------------------------------------------------------------------------------
25) Name and signature of authorised company official responsible for making this notification

     Date of Notification...28 October........1999.....
--------------------------------------------------------------------------------


     Group Regulatory Adviser
--------------------------------------------------------------------------------


 International Stock Exchange of the United Kingdom and the Republic of Ireland
          Ltd. Registered Office: The Stock Exchange, London, EC2N 1HP

--------------
AVS No. 175385             The London Stock Exchange                    Ref: New
--------------             Primary Markets
                           Old Broad Street, London EC2N 1HP
                           Telephone 0171-797-3850 STX 33850

               PLEASE ENSURE THE ENTRIES ON THIS RETURN ARE TYPED
  Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange requirements

--------------------------------------------------------------------------------
                              DEALINGS BY DIRECTORS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1)   NAME OF COMPANY

     Reuters Group PLC
--------------------------------------------------------------------------------
2)   NAME OF DIRECTOR

     Peter James Denton Job
--------------------------------------------------------------------------------
3) Please state whether notification indicates that it is in respect of holding of the Director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

     (a) Director
     (b) Spouse
--------------------------------------------------------------------------------
4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

     (a) Peter James Denton Job
     (b) Bank of Scotland PEP
--------------------------------------------------------------------------------
5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

     (a) Director
     (b) Spouse
--------------------------------------------------------------------------------
6) Please state the nature of the transaction and the nature and extent of the directors interest in the transaction

     (a) Purchase of Shares
     (b) Transaction by Corporate PEP
--------------------------------------------------------------------------------
7)   Number of shares/amount of stock             8)   (    .      %)
     acquired                                          Less than 1%
     (a) 9011 Shares                                   of issued Class
     (b) One Share
--------------------------------------------------------------------------------
9)   Number of shares/amount                      10)  (    .      %)
     of stock disposed                                 of issued Class
     N/A
--------------------------------------------------------------------------------
11)  Class of security                            12)  Price per share

     (a) and (b) Ordinary Shares                       (b) (pound)5.51
                                                       (a) (pound)5.68

--------------------------------------------------------------------------------
13)  Date of transaction                          14)  Date company informed

     (a) 28 October 1999                               (a) 28 October 1999
     (b) 21 October 1999                               (b) 25 October 1999
--------------------------------------------------------------------------------
15)  Total holding following this notification

     (a) 204,584 Ordinary Shares
     (b) 490 Ordinary Shares
--------------------------------------------------------------------------------
16) Total percentage holding of issued class following this notification

     Less than 1%
--------------------------------------------------------------------------------

IF A DIRECTOR HAS BEEN GRANTED LTIP AWARDS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

--------------------------------------------------------------------------------
17)  Date of grant

--------------------------------------------------------------------------------
18)  Period during which or date on which exercisable

--------------------------------------------------------------------------------
19)  Total amount paid (if any) for grant of the option

--------------------------------------------------------------------------------
20)  Description of shares or debentures involved:
     class, number

--------------------------------------------------------------------------------
21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

--------------------------------------------------------------------------------
22) Total number of shares or debentures over which options held following this notification

--------------------------------------------------------------------------------
23)  Any additional information

--------------------------------------------------------------------------------
24)  Name of contact and telephone number for queries

     Ms J. M. Buswell (0171) 542 8187
--------------------------------------------------------------------------------
25) Name and signature of authorised company official responsible for making this notification

     Date of Notification...28 October........1999.....
--------------------------------------------------------------------------------


     Group Regulatory Adviser
--------------------------------------------------------------------------------


 International Stock Exchange of the United Kingdom and the Republic of Ireland
          Ltd. Registered Office: The Stock Exchange, London, EC2N 1HP